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                            November 15, 2023

       Scott B. Flaherty
       Chief Financial Officer
       Willis Lease Finance Corporation
       4700 Lyons Technology Parkway
       Coconut Creek, FL 33073

                                                        Re: Willis Lease
Finance Corporation
                                                            Form 10-K for
Fiscal Year December 31, 2022
                                                            File No. 001-15369

       Dear Scott B. Flaherty:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Position, Liquidity and Capital Resources
       Cash Flows Discussion, page 30

   1. Cash flows provided by operating activities increased from $90.7 million in fiscal 2021 to
                                                        $144.4 million in
fiscal 2022, and in the Form 10-Q for the interim period ended
                                                        September 30, 2023
increased from $82.6 million in fiscal 2022 to $169.0 million in fiscal
                                                        2023. Please provide a
comparative analysis of material changes in operating cash
                                                        flows for all annual
and interim periods presented. Refer to Item 303(b) of Regulation S-
                                                        K, the introductory
paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section
501.04 of our Codification of Financial Reporting Releases
                                                        regarding
quantification of variance factors cited.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott B. Flaherty
Willis Lease Finance Corporation
November 15, 2023
Page 2

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameScott B. Flaherty                     Sincerely,
Comapany NameWillis Lease Finance Corporation
                                                        Division of Corporation
Finance
November 15, 2023 Page 2                                Office of Trade &
Services
FirstName LastName